ECLIPSE FUNDS - ATTACHMENT TO 77D(g)

Effective October 31, 2006, each of the Funds removed a non-fundamental investment restriction that prevented it from lending more than 20% of its total assets. Each of the Funds may now lend up to 33 1/3% of its total assets as permitted by the Investment Company Act of 1940, as amended.